Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: April 27th, 2006
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ☐

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	Press Release of April 27th, 2006

•	Quarterly Report as to March 31st, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: April 27th, 2006	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

	By:	/s/ Rudolf Pietzke
		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press Release	ALTANA AG

PO Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
pr@altana.de
www.altana.com
ALTANA delivers excellent 1st Quarter 2006
•	Significant double-digit growth: Sales +28%, Net Income +25%

•	Optimistic outlook for 2006 confirmed
Bad Homburg, April 27, 2006 – ALTANA AG (NYSE: AAA, FSE: ALT) increased consolidated sales by 28% to €948 million in the first quarter of 2006. This growth was generated by, in particular, the acquisition of the ECKART Group in the previous year, and encouragingly strong development in the pharmaceuticals and chemicals businesses. Adjusted for acquisition/divestment and currency effects, operating sales increased by 12%. “Our first-quarter performance provides impressive confirmation that ALTANA is on the way to another record year in 2006, our eleventh in succession,” commented Dr. Nikolaus Schweickart, President and CEO of ALTANA AG.
€789 million of the total sales were generated outside Germany, which is equivalent to a foreign business share of 83%. Domestic sales amounted to €159 million, up 14% on the same period of the previous year. European sales outside Germany climbed by 16% to €306 million. Double-digit sales growth (+43%) to
€278 million was also recorded in North America. The good performance in Asia continued with growth of 37% to €92 million.
At €229 million (2005: €180 million), the operating profit figure EBITDA, was substantially higher than in the previous year. EBIT rose by 23% to €185 million (2005: €150 million). Earnings before taxes (EBT) also totaled €185 million, +22% more than in 2005 (€152 million). First-quarter net income amounted to €118 million (2005: €94 million), up 25% on the previous year’s figure.
The operating return (EBITDA) was 24.2% in the first quarter of 2006. The return on sales before taxes (EBT) was 19.5%. Earnings per share rose by 24% to €0.87.
As of March 31, 2006, ALTANA employed about 13,400 people worldwide, an increase of 25% on the same period in the previous year. Disregarding exceptional effects, some 500 new jobs were created worldwide.
ALTANA Pharma: Dynamic development
ALTANA Pharma AG, Constance, increased its sales by 17% to €624 million in the first quarter of 2006. The core Therapeutics business reported growth in sales of 18% to €539 million. Despite higher investment in R&D and the high costs associated with the market launch of Alvesco®, ALTANA Pharma succeeded in increasing first-quarter earnings before taxes (EBT) by 19% to €156 million. At 25%, the return on sales before taxes (EBT) reached another record value. The operating return (EBITDA) was 29%.

Gastro franchise
Pantoprazole (Pantozol®/Protonix®), the innovative gastrointestinal drug, continues to deliver strong growth. ALTANA Pharma’s own sales of Pantoprazole totaled €361 million, which translates as an increase of 18%. Worldwide market sales, all sales partners included, were up 22% to €765 million in the first three months of 2006. Europe (excluding Germany) saw continued growth with Pantoprazole (+19%). Sales in Germany fell 13% below last year’s level due to the strong first-quarter results achieved in 2005 and the initial impact of the government-imposed cost-cutting measures. Market sales of US$482 million (+18%) were achieved in the U.S. market. Pantoprazole’s share in total prescriptions in the proton pump inhibitor market in the U.S. was about 20% at the end of March 2006.
Respiratory franchise
ALTANA Pharma achieved a total sales volume of €19 million with respiratory drugs in the first quarter of 2006. Sales of Alvesco® (Ciclesonide) totaled €3.4 million. This innovative corticosteroid inhaler for the treatment of asthma is now approved in 37 markets and has been launched in 18. Further market launches are planned this year.
In February 2006, the indication of Alvesco® was extended to treat persistent asthma in adolescent patients aged 12 years and older. National marketing licenses will follow on the basis of the European Mutual Recognition Variation Procedure. New Drug Applications for OMNAIR™, a nasal spray with Ciclesonide for treating Allergic Rhinitis, were filed in the USA and Canada.
ALTANA Chemie: Strong growth in sales in every division
ALTANA Chemie AG, Wesel, achieved sales of €324 million in the first quarter of 2006. This represents a 56% increase on the previous year, mainly due to acquisitions. Even when adjusted for exchange rate as well as acquisition and divestment effects, ALTANA Chemie achieved an operating growth of 10% driven by a substantial revival in worldwide demand.
All four divisions of ALTANA Chemie contributed to the good first-quarter results. Sales in the largest division, Additives & Instruments, climbed by 14% to €103 million. Electrical Insulation reported sales of just under €84 million, up 15% on the previous year. The Coatings & Sealants division achieved an acquisition-driven 26% increase in sales, which reached €55 million, with a 7% increase in operating growth. Effect Pigments (ECKART), the new fourth division consolidated as of October 1, 2005, contributed €82 million to total first-quarter sales, which is equivalent to a double-digit increase in operating sales on last year.
In the first quarter of 2006 ALTANA Chemie improved operating profit (EBITDA) by 57%, which was slightly higher than the growth in sales. This growth in earnings, which was achieved in spite of exceptional expenditure associated with restructuring measures, was mainly fuelled by the earnings contribution from the new division, Effect Pigments, and the improvement in profitability generated by the portfolio measures implemented in Coatings & Sealants. At €37 million, earnings before taxes (EBT) were 39% up on the past year in spite of high acquisition-related depreciation; the return on sales was 11.6%. The operating return measured in terms of EBITDA was 18.5%, an excellent figure in an international comparison of the specialty chemicals sector.
ALTANA Chemie’s product portfolio is focused on high-value international specialty businesses and provides an excellent basis for further growth. The continuing successful integration of ECKART will yield a positive contribution to earnings in 2006, despite all the acquisition-related costs. With last year’s completion of the portfolio adjustments in the Coatings & Sealants division started two years ago, ALTANA Chemie is now in a position to further expand its flexible packagings business, including paper coatings in particular.

ALTANA: Outlook for record year 2006 confirmed
We expect our dynamic business performance to continue in 2006. At Group level, we anticipate growth in sales of about 20% with a business volume of just under €4 billion. Earnings (EBT) are expected to be some 8–10% higher than last year in spite of high expenditure on Research & Development, as well as on Marketing & Sales.
Both divisions expect double-digit growth in sales – ALTANA Pharma should achieve sales growth in the range of 12–14% whilst the acquisition-influenced figure for ALTANA Chemie should be substantially in excess of 30%. Earnings before taxes (EBT) are expected to grow between 8–10% thanks to good business development at ALTANA Pharma. Pantoprazole looks set to provide growth in own sales in the clear double-digit percent range whilst worldwide market sales, all sales partners included, are expected to be in the high single-digit percent range. Growth in operating profit (EBITDA) at ALTANA Chemie will develop in line with sales.
The process on the long-term development of the two divisions is underway. We strive to implement both processes this year, and will provide information in due course.

Key figures 1st Quarter 2006

	January to	January to
ALTANA Group	March 2006	March 2005	Change
	in € million	in € million	in %
Sales	948	741	+ 28

Earnings before interest, taxes, depreciation and amortization (EBITDA)	229	180	+ 27

Earnings before interest and taxes (EBIT)	185	150	+ 23

Earnings before taxes (EBT)	185	152	+ 22

Return on sales (EBT) in %	19.5	20.5

Net income (EAT)	118	94	+ 25

Earnings per share in €	0.87	0.70	+ 24

Number of employees (March 31)	13,436	10,759	+ 25
There will be a conference call for analysts today, April 27, at 2 p.m. More information about the audio webcast, this press release and the Quarterly Report is available at www.altana.com.
This press release contains forward-looking statements. The forward-looking statements appearing in this press release include revenue and earnings projections for the ALTANA Group, the ALTANA Pharma and ALTANA Chemie Divisions, the drug Pantoprazole and information about ALTANA’s plans regarding further market launches of Alvesco® as well as the aimed implementation of processes for the long-term development of both divisions. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For inquiries please contact:
ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations
Media Relations:
P + 49 (0) 6172 1712-160
P + 49 (0) 6172 1712-150
F + 49 (0) 6172 1712-158
Investor Relations:
P + 49 (0) 6172 1712-163
P + 49 (0) 6172 1712-165
F + 49 (0) 6172 1712-158
Investor Relations USA:
P +1 212 974 98 00
F +1 212 974 61 90

>>> GROWTH NEEDS MINDS
Interim Report to March 31, 2006

   OUTLOOK FOR 2006
   AS A WHOLE
> Sales forecast: Sales increase of around 20% targeted
> Earnings forecast: EBT growth in high single-digit percentage area
> Growth driver Pantoprazole continues to grow dynamically
> ALTANA Key indicators

	Q1	Q1
in € million	2006	2005	Δ%
Sales	948	741	28
Earnings before interest, taxes, depreciation and amortization (EBITDA)	229	180	27
Earnings before interest and taxes (EBIT)	185	150	23
Earnings before taxes (EBT)	185	152	22
Net income (EAT)	118	94	25
Earnings per share (EPS, in €)	0.87	0.70	24

Employees (March 31)	13,436	10,759	25

Key performance indicators
(as % of sales)
EBITDA	24.2	24.3
EBIT	19.5	20.3
EBT	19.5	20.5
EAT	12.4	12.7

GROUP 1
     BUSINESS PERFORMANCE
     IN THE FIRST QUARTER OF 2006
>	Group’s nominal growth at 28%, operating growth at 12%

>	Main growth drivers: very good pharmaceuticals and chemicals business as well as chemical acquisitions

>	Highest growth rates achieved in North America and Latin America

With sales growing by 28% to €948 million, ALTANA got off to an excellent start in financial 2006. ALTANA slightly exceeded its own sales expectations. The pharmaceuticals business and the specialty chemicals business contributed to the satisfactory development. Adjusted for acquisition and divestment effects, primarily regarding ALTANA Chemie, sales were 16% up on the prior year. Positive exchange rate effects, particularly vis-à-vis the U.S. dollar and the Latin American currencies, supported sales growth with 4 percentage points. Group operating sales rose by 12% compared to the prior year.

2 GROUP
Business in Germany grew by 14% to €159 million, while international business climbed by 31% to €789 million. The share of foreign sales in total sales correspondingly amounted to 83% (2005: 81%). Nominal sales growth was particularly high in North America (43%), Latin America (51%) and Asia (37%). Sales in Europe rose by 16%. In terms of operating business, adjusted for acquisition, divestment, and currency effects, all foreign markets achieved excellent growth rates, while sales in Germany stagnated at the prior-year level. The strongest operating growth was reported in the U.S., in Europe outside of Germany, and in Latin America.
> Sales by region

			Q1	Q1
in € million		%	2006	2005	Δ%
Europe	1	49	465	402	16
Germany		17	159	139	14
Europe excluding Germany		32	306	263	16
North America	2	29	278	194	43
U.S.		25	238	170	40
Latin America	3	10	99	66	51
Asia	4	10	92	68	37
Other regions	5	2	14	11	24
Total		100	948	741	28
International sales			83%	81%

GROUP 3
    EARNINGS SITUATION
    OF THE ALTANA GROUP
>	Double-digit growth in earnings

>	Earnings per share: €0.87

>	Net income: €118 million (+25%)

Group earnings before taxes (EBT) amounted to € 185 million, exceeding the prior-year level by 22%. The earnings situation of the ALTANA Group is influenced by the excellent business performance of ALTANA Pharma and ALTANA Chemie. Operating earnings based on EBITDA grew by 27% to €229 million. High acquisition-related amortizations lower the growth rate of earnings before taxes to 22%.

On account of a lower tax rate, the net income (EAT), at 25%, and earnings per share (EPS), at 24%, grew stronger than the EBT (+22%). The EAT amounted to € 118 million in the first quarter, while the EPS totaled €0.87.

4 GROUP
    > Key profit figures

	Q1 2006		Q1 2005
	€m	%	€m	%	Δ%
Sales	948	100	741	100	28
Gross profit	612	64.6	492	66.3	25
Operating earnings (EBITDA)	229	24.2	180	24.3	27
Earnings before interest and taxes (EBIT)	185	19.5	150	20.3	23
Earnings before taxes (EBT)	185	19.5	152	20.5	22
Net income (EAT)	118	12.4	94	12.7	25
Earnings per share (EPS, in €)	0.87		0.70		24

PHARMACEUTICALS 5
    ALTANA PHARMA:
    SALES PERFORMANCE
>	ALTANA Pharma grows by 17%

>	Pantoprazole sales increase by 18%

>	Highest growth rates in North America and Latin America

ALTANA Pharma reported sales of €624 million in the first quarter. The increase of 17% on the prior year was primarily due to the continued high growth rates of Pantoprazole (PANTOZOL®/PROTONIX®). Adjusted for positive exchange rate effects (5 percentage points) primarily in North America and Latin America (U.S., Canada, Mexico, Brazil), as well as for acquisition and divestment effects (1 percentage point), ALTANA Pharma achieved operating growth of 13% in the first three months of 2006.

The core “Therapeutics” business with Pantoprazole grew by 18% to €539 million. Therapeutics, prescription drugs, accounted for 86% of ALTANA Pharma’s
    > Sales by business unit

			Q1	Q1
in € million		%	2006	2005	Δ%
Therapeutics	1	86	539	457	18
OTC	2	7	42	33	27
Imaging	3	5	28	29	-3
Other	4	2	15	14	8
Total		100	624	533	17

6 PHARMACEUTICALS
total sales. Our own sales of Pantoprazole increased by 18% to €361 million. Worldwide market sales of Pantoprazole rose by 22%, totaling €765 million. Our partner Wyeth in the important U.S. market contributed sales of €401 million (+28%). Comprising roughly 20% of prescriptions, our gastrointestinal medication Pantoprazole (PROTONIX®) continued to have a strong market position in the U.S. among proton pump inhibitors. Our new respiratory drug ALVESCO® (Ciclesonide) achieved sales of €3 million in the first quarter of 2006.
     ALTANA Pharma generated its highest sales growths in North America and Latin America. Latin American business expanded thanks to Pantoprazole and Neosaldina (OTC), but also due to a favorable exchange rate development. In Europe excluding Germany sales rose by 9% to €203 million. While foreign business on the whole climbed by 22% to €521 million, the sales volume in Germany, our home market, fell by 4% to €103 million. The decline is connected with the relatively strong start in 2005 and initial effects of the government imposed cost-control measures.The price of PANTOZOL® (20 mg and 40 mg) decreased by 11%.
     At the end of the first quarter, the share of foreign business totaled 83% (prior year: 80%).

PHARMACEUTICALS 7
> Sales by region

			Q1	Q1
in € million		%	2006	2005	Δ%
Europe	1	49	306	292	4
Germany		17	103	107	-4
Europe excluding Germany		32	203	185	9
North America	2	34	210	162	30
U.S.		28	177	140	26
Latin America	3	13	83	56	49
Other regions	4	4	25	23	10
Total		100	624	533	17
International sales			83%	80%

8 PHARMACEUTICALS
   ALTANA PHARMA:
   EARNINGS TREND
>	Earnings before taxes up by 19%

>	Return on sales at 25%

Earnings before taxes (EBT) rose by 19% to €156 million, disproportionate to sales. The high growth rate reflects the ongoing dynamic sales performance, particularly of Pantoprazole. Currency effects also had a positive effect. Despite considerably higher expenses for marketing & sales (+20%) and research & development (+17%), ALTANA Pharma continues to record above-average returns. The return on sales amounted to 25.0% in the first quarter of 2006 (prior year: 24.6%), while the operating margin based on EBITDA accounted for 28.7% (prior year: 28.5%).

PIPELINE NEWS

In mid February additional approval was granted for our novel inhaled corticosteroid ALVESCO® (Ciclesonide). The metered-dose inhaler for the treatment of persistent asthma can now be prescribed for adolescent patients from the age of 12. The national market approval extensions take place, like the prior approval, within the framework of the European Mutual Recognition Variation Procedure.

ALTANA Pharma submitted the nasal spray OMNAIR™ containing the substance Ciclesonide for approval to Health Canada and the U.S. Food and Drug Administration (FDA) for the treatment of nasal symptoms of seasonal and year-round allergic rhinitis. On account of their inflammation-inhibiting effects, intranasal corticosteroids are standard therapy for allergic rhinitis. The nasal symptoms are primarily inflammation related.

PHARMACEUTICALS 9
ALVESCO® has in the meantime been approved in 37 countries worldwide for the treatment of persistent asthma and is on the market in 18 countries. Since the beginning of 2006, the medication has been approved for further countries: in January for Serbia and at the beginning of March for Bosnia-Herzogovina and Croatia. ALVESCO® was brought on to the market in South Africa in January, and subsequently in Argentina. Further market launches are to follow in the course of 2006.
     As part of the extended DAXAS® study program, the AURA and HERMES studies, each with 1,500 patients, began in February. The two one-year studies pick up on the findings of preceding clinical studies. The aim of these studies is to show that our innovative PDE4 inhibitor can significantly reduce the exacerbation rate in patients with COPD. Once we have compiled sufficient data, we will resubmit DAXAS® (Roflumilast) for E.U. approval.
CAPITAL EXPENDITURE
Since the beginning of 2006, ALTANA Pharma had invested €20 million in property, plant and equipment. The largest current investment is the construction of a new administrative building in Constance. A further € 15 million was used for investments in intangible assets.
EMPLOYEES
On March 31, 2006, ALTANA Pharma had a total workforce of 8,975. This is equivalent to a worldwide increase of 692 persons, or 8% compared to the prior year. 143 of them (+2%) were hired in the first three months of 2006. At the end of March 2006, 3,809 people worked for German companies, an increase of 4%. 5,166 employees were employed by non-German companies, accounting for 58% of the total staff.

10 CHEMICALS
    ALTANA CHEMIE:
    SALES PERFORMANCE
> Chemicals sales reach a new level due to acquisitions

> ALTANA Chemie posts operating growth of 10%

> Demand accelerates significantly in all markets
In the first three months of financial 2006 ALTANA Chemie achieved sales of €324 million, with 56% significantly up on the prior year. This was primarily due to recent acquisitions, particularly ECKART, as well as Kelstar and, since March 1, Rad-Cure. Adjusted for acquisition and divestment effects (43 percentage points) as well as for exchange rate fluctuations (3 percentage points), ALTANA Chemie reported operating growth of 10% thanks to a clear resurgent worldwide demand.
    > Sales by division

			Q1	Q1
in € million		%	2006	2005	Δ%
Additives & Instruments	1	32	103	91	14
Effect Pigments	2	25	82	—	—
Electrical Insulation	3	26	84	73	15
Coatings & Sealants	4	17	55	44	26
Total		100	324	208	56

CHEMICALS 11
All four divisions contributed to the good business performance in the first quarter. Additives & Instruments grew most, by 14% (12% in terms of operating growth), followed by Electrical Insulation with 15% (9% operating growth), and Coatings & Sealants with 26% (7% operating growth). Around 25% of Coatings & Sealants’ sales was achieved by the new companies Kelstar and Rad-Cure. The new Effect Pigments division generated €82 million in the first three months, 16% higher than the comparable prior-year figure.
     Substantial sales increases were achieved in all regions. Due to acquisitions, North America (+112%, 9% operating growth), Latin America (+60%, 18% operating growth), and our home market Germany (+77%, 12% operating growth) recorded the strongest growth. In Europe excluding Germany sales were up by 32% in year-to-year terms (9% operating growth), totaling
€103 million. Asian business grew by 46% (9% operating growth) to €72 million.
     International business accounted for 83% (prior year: 85%) of total sales of the ALTANA Chemie Group.

12 CHEMICALS
    > Sales by region

			Q1	Q1
in € million		%	2006	2005	Δ%
Europe	1	49	159	110	45
Germany		17	56	32	77
Europe excluding Germany		32	103	78	32
North America	2	21	68	32	112
U.S.		19	61	30	106
Latin America	3	5	16	10	60
Asia	4	22	72	50	46
Other regions	5	3	9	6	41
Total		100	324	208	56
International sales			83%	85%

CHEMICALS 13
ALTANA CHEMIE: EARNINGS TREND
>	Positive earnings performance due to acquisitions and a favorable economic environment

>	EBITDA rises by 57%
In the first three months of 2006 ALTANA Chemie improved its operating earnings (EBITDA) by 57%, slightly disproportionate to the sales performance. The new Effect Pigments division and the improved earnings level of Coatings & Sealants on account of portfolio measures contributed to this growth in earnings which was achieved in spite of special burdens within the framework of restructuring measures. The EBITDA margin rose, accordingly, to 18.5%.

Earnings before taxes (EBT) amounted to €37 million and were 39% up on the prior year, despite high acquisition-related depreciation and amortization. The return on sales (EBT) fell as a result from 13.0% to 11.6% according to plan.
ORGANIZATIONAL DEVELOPMENT

As of March 1, 2006, ALTANA Chemie acquired the Rad-Cure Corporation, headquartered in Fairfield, New Jersey. The purchase of the specialist in the field of overprint UV curable coatings as well as adhesives for the paper and board packaging sector further expanded the prod-

14 CHEMICALS
uct portfolio of the Coatings & Sealants division and at the same time its presence on the North American market. In 2005 Rad-Cure achieved sales of roughly U.S.$ 10 million. ALTANA Chemie takes over all of the packaging specialist’s employees and production facilities.

ALTANA Chemie purchased the production for insulating resins in Cerquilho, Brazil, of the Italian company INVEX S.p.A. The new site now operates under the name ALTANA Isolantes Eléctricos do Brasil Ltda. With the transaction, which was completed on April 5, ALTANA Chemie has acquired a production site for its Electrical Insulation division at which it can now also manufacture products itself that it used to have fabricated on a contract basis. Initially Electrical Insulation will supply the Latin American market from this site. In the medium term the production site will provide further divisions with a basis for gaining a foothold in this market.

Within the framework of an organization optimization, Electrical Insulation will integrate production of impregnating resins and casting compounds in Manchester (U.K.) and wire enamel production in Kempen (Germany) into existing production sites in Europe and China until the end of 2006.

CHEMICALS 15
CAPITAL EXPENDITURE

€14 million was invested in property, plant and equipment in the first quarter (prior year: €8 million).

EMPLOYEES

4,405 people worldwide worked for ALTANA Chemie on March 31, 2006, 1,991 or 82% more than in the prior year. 1,956 new employees came to the company as a result of acquisitions. 1,879 ALTANA Chemie staff members, around 43% of the workforce, are employed by our foreign companies. 2,526 employees worked for German companies at the end of March. Most of the new jobs were created in the Additives & Instruments division (+5%). The number of employees in Coatings & Sealants increased by 14% due to acquisitions.

16 GROUP
SEGMENT REPORTING

in € million	Pharmaceuticals	Chemicals	Holding	Group
Sales
Q1 2006	624	324	—	948
Q1 2005	533	208	—	741

Operating income (EBIT)
Q1 2006	155	40	-10	185
Q1 2005	132	28	-10	150

Earnings before taxes (EBT)
Q1 2006	156	37	-8	185
Q1 2005	131	27	-6	152

Capital expenditure[1]
Q1 2006	35	14	—	49
Q1 2005	20	8	—	28

Employees
March 31, 2006	8,975	4,405	56	13,436
March 31, 2005	8,283	2,414	62	10,759

[1]	Capital expenditure on property, plant and equipment and intangible assets

GROUP 17
ASSET AND FINANCIAL POSITION OF THE ALTANA GROUP
>	Sound balance sheet structure maintained

>	Current business activities provide a high cash flow
Total assets of the ALTANA Group rose since the beginning of the year by 4% to €3,761 million. This growth is driven by the development of operating business. Inventories, trade accounts receivable, and cash and cash equivalents increased in total by €93 million, thus accounting for more than two-thirds of the growth. At €49 million, capital expenditure on intangible assets and property, plant and equipment exceeded the high depreciation and amortization, giving rise to a slight increase in fixed assets. Like the assets, the structure of liabilities remained for the most part unchanged since the beginning of the year. Shareholders’ equity amounting to €2,144 million covers 57% of the total assets.
> ALTANA Group consolidated cash flow statement

in € million	Q1 2006	Q1 2005
Cash flow from operating activities	106	148
Cash flow used in investing activities	-50	-18
Cash flow used in financing activities	-13	6
Effects of changes in companies consolidated and in exchange rates on cash and cash equivalents	-4	3
Net change in cash and cash equivalents	39	139

Cash and cash equivalents as of Jan. 1	470	317
Cash and cash equivalents as of March 31	509	456

18 GROUP
The excellent earnings situation led to high operating cash flows. Totaling €106 million, the cash flow from operating activities still remained below the prior-year level, due to an increase in cash and cash equivalents tied to the working capital on account of higher amounts of receivables and inventories with a simultaneous reduction of liabilities.

€50 million was spent for investing activities in the first quarter, considerably more than in the prior year (€18 million). With regard to cash flow used in financing activities, the reimbursement of long-term financial liabilities led to an outflow of liquidity of €13 million. Group liquidity, consisting of securities and cash and cash equivalents, increased by €40 million to €644 million since the beginning of the year.

GROUP 19
THE ALTANA SHARE
>	ALTANA share with good price performance in the first quarter: +11.2%

>	Market capitalization at the end of the first quarter: €7.2 billion
Significant price increases characterized international stock market activity at the beginning of 2006. The DAX index hit the 5,500 point mark for the first time since 2001, and the Dow Jones index surmounted the 11,000 points threshold for the first time after four years. Neither interest-rate speculations nor ongoing geopolitical tensions nor oil prices rising again had lasting adverse effects on the mood of the stock markets. Positive economic data at the end of January gave fresh impetus to the markets, especially to the German stock market. Driven by a new wave of acquisitions in several industries, the DAX index continued to rise in February, climbing to nearly 5,900 points, a new five-year high. Robust global growth perspectives and a largely good earnings development in many companies triggered further price potential, boosting prices strongly again starting in the middle of March. As of March 31, the DAX closed at 5,970 points, an increase of 10.4% in the first three months. It considerably outperformed the Dow Jones index, which concluded the first quarter at 11,109 points — only 3.7% higher than at the beginning of the year.

In contrast to the DAX and Dow Jones indexes, the ALTANA share showed a restrained development at the beginning of the year. The first positive effects on the price were provided at the end of January with the publication of provisional figures for the 2005 business year

20 GROUP
and by the related announcement of a tenth record year and a planned double-digit dividend increase — also the tenth in succession. In February two events had a stabilizing effect on the attitude towards the ALTANA share and thus on its price level: the additional E.U. approval of ALVESCO® for the treatment of adolescents and the application for approval of Ciclesonide nasal spray in the U.S. and Canada, both of which represented milestones in the development of the Ciclesonide franchise. Propelled by acquisition and consolidation scenarios in the pharmaceutical sector and a very positive outlook for financial 2006, the ALTANA share reached its high, €51.65, on March 24. The ALTANA share closed the
> Comparative performance ALTANA/DAX January 1 — March 31, 2006

GROUP 21
first quarter at €51.14, thus rising by 11.2% since the start of the year. As a result, it slightly outperformed the DAX reference index and substantially outperformed the Dow Jones reference index. Closing the quarter at U.S.$62.07, the ALTANA share climbed by 14.0% on the New York Stock Exchange, or by 11.1% expressed in euros.

On March 31, 2006, the market capitalization of ALTANA AG amounted to €7.2 billion. On the DAX list issued by the German stock exchange, ALTANA AG ranked 33 (December 31, 2005: 30) in terms of market capitalization (free float) and 28 (December 31, 2005: 27) in terms of trading volume.
>	Key figures ALTANA share* Frankfurt Stock Exchange (FWB, Xetra)

in €	Q1 2006	Q4 2005	Δ%
High	51.65	48.60	6.3
Low	43.46	44.22	-1.7
Price at quarter end	51.14	46.00	11.2
Average trading
volume* (shares)	709,954	738,438	-3.9
Ticker symbol	ALT
Security code number	ISIN DE0007600801

*	all German stock exchanges

22 GROUP
OUTLOOK
ALTANA: OUTLOOK FOR RECORD YEAR 2006 CONFIRMED
We expect our dynamic business performance to continue in the 2006 business year. On a Group level, we anticipate a growth in sales of around 20% with a business volume of almost €4 billion. We believe that earnings (EBT) will be 8% to 10% up on the prior year, despite the high research & development and marketing & sales expenses.

Both corporate divisions expect to achieve double-digit sales growth—ALTANA Pharma in a range of 12% to 14%, and ALTANA Chemie well above 30% due to acquisitions. Thanks to the good development we expect ALTANA Pharma to post earnings growth (EBT) of 8% to 10%. We anticipate growth of our own sales of Panto-prazole to be well in the double-digit percentage area, and worldwide market sales including all sales partners to be in the high single-digit percentage range. We assume that the operating earnings (EBITDA) of ALTANA Chemie will develop in the same range as its sales.

The process of the long-term further development of both divisions is underway. We aim at implementing both processes in the course of this year and will provide further information in due course.

GROUP 23
ALTANA GROUP FIRST QUARTER STATEMENT (ABRIDGED)
ALTANA GROUP CONSOLIDATED BALANCE SHEET

ASSETS	March 31,	Dec. 31,
in € million	2006	2005
Intangible assets, net	698	691
Property, plant and equipment, net	1,047	1,048
Long-term investments	65	57
Deferred tax assets	119	103
Other long-term assets	31	32
Total long-term assets	1,960	1,931

Inventories	427	405
Receivables and other assets (short-term)	730	693
Marketable securities	135	134
Cash and cash equivalents	509	470
Total short-term assets	1,801	1,702

Total assets	3,761	3.633

LIABILITIES	March 31,	Dec. 31,
in € million	2006	2005
Shareholders’ equity	2,142	2,011
Minority interests	2	2
Total equity	2,144	2,013

Long-term debt	45	67
Long-term provisions	449	444
Deferred tax liabilities	34	21
Other long-term liabilities	15	18
Total long-term liabilities	543	550

Short-term debt	325	322
Short-term provisions	308	291
Other short-term liabilities	441	457
Total short-term liabilities	1,074	1,070

Total liabilities	3,761	3,633

24 GROUP
ALTANA GROUP STATEMENT OF CHANGES IN EQUITY

in € million	Q1 2006	Q1 2005
Shareholders’ equity (January 1)	2,014	1,650
Net income	118	94
Translation adjustments	-10	16
Changes in treasury shares	6	3
Change of revaluation reserve	14	-15
Capital contribution
stock-based compensation	2	4
Total equity (March 31)	2,144	1,752

GROUP 25
ALTANA GROUP CONSOLIDATED INCOME STATEMENT

in € million	Q1 2006	Q1 2005
Sales	948	741
Cost of sales	-336	-249
Gross profit	612	492
Selling and distribution expenses	-252	-205
Research and development expenses	-129	-107
General administrative expenses	-52	-36
Other operating income and expenses	6	6
Operating income	185	150
Financial income	—	2
Income before taxes	185	152
Income tax expense	-67	-58
Net income	118	94

attributable to minority interests
attributable to ALTANA AG shareholders	118	94

Earnings per share (in €)	0.87	0.70
Weighted average shares outstanding
Jan. 1 — March 31 (thousands)	135,893	135,402

26 GROUP
REMARKS ON THE FIRST QUARTER FINANCIAL STATEMENTS
1 ACCOUNTING PRINCIPLES
This report of the ALTANA Group for the first three months of 2006 complies with the International Accounting Standard 34. Basically, the same accounting policies and valuation principles have been applied as for the preparation of the 2005 consolidated annual financial statements.
2 TREASURY SHARES
In connection with exercised options, ALTANA transferred 122,750 shares to employees at strike price in the period from January 1 to March 31, 2006. A further 493 shares were sold to employees under the ALTANA Investment Plan 2005 and 3,039 shares were transferred to members of the Supervisory Board as part of the Supervisory Board compensation. An additional 16,595 shares were sold via the stock exchange to cover employee share option gains (from the ALTANA Investment Plans). No Altana treasury shares were purchased in this period.

This report is unaudited.

GROUP 27
DISCLAIMER FOR FORWARD-LOOKING STATEMENTS
This interim report contains forward-looking statements, i.e. current estimates or expectations of future events or future results. The forward-looking statements appearing in this report include revenue and earnings projections for the ALTANA Group, the ALTANA Pharma and ALTANA Chemie divisions, our pharmaceutical product, Pantoprazole, ALTANA’s plans for the further development of DAXAS® and further market launches of ALVESCO®, the organizational optimization in the Electrical Insulation division, as well as ALTANA’s aim to implement the processes of the long-term further development of both divisions. These statements are based on beliefs of ALTANA’s management as well as assumptions made by, and information currently available to, ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and healthcare providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

28 GROUP
If you have any queries or require further information, please contact ALTANA AG, Corporate Communications.
Dr. Thomas Gauly
Senior General Manager
Head of Corporate Communications &
Investor Relations
P +49 (0) 6172 1712-153
F +49 (0) 6172 1712-158
Media Relations — PR@altana.de
Stefan Schmidt/Mara Hancker
P +49 (0) 6172 1712-160/168
Investor Relations — IR@altana.de
Sandra Fabian/Dr. Harald Schäfer
P +49 (0) 6172 1712-163/165
Claudia Diller (U.S.)
P +1 212 974-6192
F +1 212 974-6190

IMPRINT
Published by
ALTANA AG
Herbert-Quandt-Haus
Am Pilgerrain 1 5
61352 Bad Homburg v. d. Höhe
Germany
Editor/Coordinator
Dr. Elke G. Krämer (Responsible)
Corporate Reporting
Design Concept/Realization
Hilger & Boie GmbH, Wiesbaden
Printed by
Universitätsdruckerei H. Schmidt GmbH & Co KG,
Mainz-Hechtsheim
This interim report is available at our website, www.altana.com, where you will also find up-to-date news and further background information on the ALTANA Group.

>	Financial Calendar 2006

Annual General Meeting, Frankfurt	May 2, 2006
Report on Q2 2006	August 2, 2006
Conference call	August 2, 2006
Report on Q3 2006	November 2, 2006
Press conference	November 2, 2006
Analyst meeting	November 2, 2006

Please note that the above-mentioned dates might be subject to changes.